SNIPP INTERACTIVE INC.

SNIPP RECOGNIZED AS A TOP 10 MERCHANDISING SOLUTION PROVIDER

FOR 2016

January 21, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce that it has been recognized by technology magazine Retail CIO Outlook as one of its Top 10 Merchandising Solution Providers of 2016, for its expertise in enabling brands and retailers to drive customer engagement and purchase

.

The Top 10 Merchandising Solution Providers is an annual listing that recognizes technology providers in the retail sector for creating the best solutions tailored to the retail merchandising landscape, and that help establish relationships between brands and consumers, enrich shopping experiences, and engage consumers. Companies are evaluated based on their experience, technical certifications, industry recognition, market presence, and client reviews.

“We are honored to have been recognized by Retail CIO Outlook as one of the retail industry’s top technology platforms for shopper engagement,” said Atul Sabharwal, CEO of Snipp. “We have continued to break new ground within the past year, expanding our presence in the Americas and Europe, and bringing innovative solutions to market. This acknowledgement recognizes our commitment to delivering industry-leading technology solutions to our clients, and the hard work of our talented, global teams.”

Snipp’s full suite of mobile-based promotions, rebates, and loyalty solutions is designed to drive sales, increase brand awareness and engagement, and provide insight into shopper behavior. It allows retail merchandisers to easily deploy a full range of customer engagement initiatives, from simple punch-card campaigns to multi-layered loyalty programs with digitally redeemable rewards and sophisticated data analytics.

For more information on Retail CIO Outlook and its list of Top 10 Merchandising Solution Providers of 2016, visit http://www.retailciooutlook.com/magazines/January/RCO_Magzter/.

For more information on Snipp, visit www.snipp.com.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. In 2015, Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.